UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EXOTACAR, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
30210L106
(CUSIP Number)

HELVETIC CAPITAL VENTURES AG
Claridenstrasse 25
Zurich, Switzerland 8001

41 76 5641545
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 February 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 30210L106

1	NAMES OF REPORTING PERSON: HELVETIC CAPITAL VENTURES AG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) o (b) o
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): o
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:
800.001 shares of common stock
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:
800.001 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 800.001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 30210L106

1	NAMES OF REPORTING PERSON: DR. URS FELDER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) o (b) o
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): o
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DENMARK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:
800.001 shares of common stock
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:
800.001 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 800.001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.      Security and Issuer.

    The class of equity securities to which this Schedule 13D relates is the common stock of Exotacar, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Bayhill Drive Suite 200 San Bruno CA 94066

Item 2.      Identity and Background.

    This Schedule 13D is being filed on behalf of Helvetic Capital Ventures AG  and Dr. Urs Felder (the “Reporting Persons”). The address of the Reporting Persons is Claridenstrasse 25, Zurich Switzerland 8001. The principal occupation of the Reporting Persons is as an investor in other business entities.

    During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

    The Reporting Persons acquired 800.001 shares of common stock of the Issuer, previously held by Ari Lee, President of Exotacar Inc.

Item 4.      Purpose of Transaction.

    On January 16 2008 , the Issuer entered into a transfer and change of control agreement (the “Transfer Agreement”) with Helvetic Capital Ventures AG. Pursuant to the terms and conditions of the Transfer Agreement, the Reporting Persons acquired from the Issuer 800.001 shares of Common Stock of the Issuer or approximately 64% of the issued and outstanding shares of common stock of the Issuer.  The transaction closed on January 16 2008. There are no material relationships between the Issuer or its affiliates and the Reporting Persons, other than in respect of the Transfer Agreement.

 Item 5.      Interest in Securities of the Issuer.

     (a)      The Reporting Persons own 800.001 shares of common stock of the Issuer (constituting approximately 64% of the Issuer’s issued and outstanding common stock), acquired on January 16 2008 pursuant to the Transfer Agreement.

     (b)      The Reporting Persons have the joint power to vote or to direct the vote and the joint power to dispose or to direct the disposition of, the 800.001 shares of common stock of the Issuer that the Reporting Persons own.

     (c)      Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

  (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

     (e)     The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable. See Item 4 of this Schedule 13D for a description of the contracts and arrangements between the Reporting Persons and others with respect to the common stock of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

  Exhibit A       Transfer Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2008
Dr. Urs Felder for and on behalf Helvetic Capital Ventures AG